EXHIBIT 99.1

NOTICE OF MEMBER ACTION TO BECOME EFFECTIVE ON OR ABOUT

SEPTEMBER 2, 2014

To the Members of China Natural Resources, Inc.:

NOTICE IS HEREBY GIVEN that the holder of a majority of the issued and outstanding voting securities of China Natural Resources, Inc., a British Virgin Islands corporation (the “Company”), has approved and authorized the following corporate action:

(1)

The election of two Class I Directors, each to hold office for a three-year term, until immediately following the annual meeting of Members at which his successor is duly elected and qualified as hereinafter described;

(2)

The ratification and approval of the 2014 Equity Compensation Plan; and

(3)

The ratification of the engagement of Ernst & Young as our independent registered public accounting firm for the fiscal year ending December 31, 2014.

The corporate actions described above will become effective on or about September 2, 2014 but not sooner than 20 days following the date that this Notice and the accompanying Information Statement are first mailed to our Members.

WE ARE NOT SOLICITING PROXIES AND WE REQUEST THAT YOU DO NOT SEND US A PROXY.

No action is required by you. The accompanying Information Statement is furnished only to inform our Members of the actions being taken before they become effective. This Information Statement is first mailed to our Members on or about August 13, 2014.

We thank you for your continued support.

On Behalf of the Board of Directors
/s/ Ma Sin Ling

Ma Sin Ling Corporate Secretary

Hong Kong, PRC

August 13, 2014

CHINA NATURAL RESOURCES, INC.

Room 2205, 22/F

West Tower, Shun Tak Centre

168-200 Connaught Road Central

Sheung Wan, Hong Kong

____________________________________

INFORMATION STATEMENT

FOR

2014 ANNUAL MEETING OF MEMBERS

____________________________________

This Information Statement is being furnished to you by the Board of Directors of China Natural Resources, Inc. in connection with corporate action approved and authorized by the holder of a majority of our outstanding common shares (the “Majority Holder”) relating to our 2014 annual meeting of Members. The corporate actions described in this Information Statement will become effective on or about September 2, 2014 in accordance with the written consent in lieu of meeting of the Majority Holder, but no sooner than 20 days following the date that this Information Statement is first mailed to our Members (the “Effective Date”).  The 2014 annual meeting of Members shall be deemed to occur on the Effective Date.

The elimination of the need to hold an in-person 2014 annual meeting of Members for the purposes described in the accompanying Notice of Member Action is made possible by the laws of the British Virgin Islands, our Amended and Restated Memorandum and Articles of Association and rules of The NASDAQ Stock Market applicable to foreign private issuers such as our company. The laws of the British Virgin Islands do not require that we hold an in-person annual meeting and our Amended and Restated Memorandum and Articles of Association provide that the written consent of holders of outstanding shares of voting capital stock having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and votes, may be substituted for such an in-person meeting. Moreover, The NASDAQ Stock Market does not require a foreign private issuer to hold an in-person annual meeting if the laws of the issuer’s home jurisdiction do not require that an in-person annual meeting be held. Our use of this Information Statement will relieve us of the expense of soliciting proxies and holding an “in-person” annual meeting of Members.

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2013, accompanies this Information Statement.

This Information Statement is first being mailed on or about August 13, 2014 to Members of record on July 18, 2014, and is being provided to inform you of the corporate actions described herein before they take effect. This Information Statement constitutes notice under our Amended and Restated Articles and Memorandum of Association of the action taken by written consent in lieu of meeting of Members. A list of Members as of the record date is available for examination by any Member for a proper purpose during normal business hours at our offices. No dissenter’s rights are afforded to our Members under the laws of the British Virgin Islands as a result of the adoption of these actions.

The entire cost of furnishing this Information Statement will be borne by us. We will request brokerage houses, nominees, custodians, fiduciaries and other like parties to forward this Information Statement to the beneficial owners of our voting securities held of record by them and we will reimburse such persons for out-of-pocket expenses incurred in forwarding such material.

CONVENTIONS

Unless otherwise specified, all references in this Information Statement to "U.S. Dollars," "Dollars," "US$," or "$" are to United States dollars; all references to "Hong Kong Dollars" or "HK$" are to Hong Kong dollars; and all references to "Renminbi" or "CNY" are to Chinese Yuan, which is the lawful currency of the People's Republic of China ("China" or the "PRC").  The accounts of the Company and its subsidiaries are maintained in either Hong Kong Dollars or Renminbi. The financial statements of the Company and its subsidiaries are prepared in Renminbi. Translations of amounts from Renminbi to U.S. Dollars and from Hong Kong Dollars to U.S. Dollars are for the convenience of the reader.  Unless otherwise indicated, any translations from Renminbi to U.S. Dollars or from U.S. Dollars to Renminbi have been made at the single rate of exchange (the “CNY Exchange Rate”) as quoted by Bloomberg Finance L.P. on December 31, 2013, which was approximately U.S.$1.00 = CNY6.0543. Translations from Hong Kong Dollars to U.S. Dollars have been made at the official pegged exchange rate of US$1.00 = HK$7.80 as at December 31, 2013. The Renminbi is not freely convertible into foreign currencies and no representation is made that the Renminbi or U.S. Dollar amounts referred to herein could have been or could be converted into U.S. Dollars or Renminbi, as the case may be, at the CNY Exchange Rate or at all.

FOREIGN PRIVATE ISSUER STATUS

We are a “foreign private issuer” within the meaning of Rule 3b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Foreign private issuers are not required to provide all of the disclosure required to be included in reports filed under the Exchange Act by companies that are not foreign private issuers. In addition, foreign private issuers are not subject to certain provisions of the Exchange Act, including Section 14A of the Exchange Act relating to the preparation, filing and dissemination of proxy statements and information statements. Therefore, this Information Statement may not contain all of the disclosure required to be included in information statements prepared in accordance with Section 14A.

STATUS OF MEMBERS

The laws of the British Virgin Islands, our jurisdiction of organization, refer to equity owners of a British Virgin Islands corporation as “Members.” Therefore, we have used the term “Members” throughout this Information Statement to refer to our equity owners. We believe that “Members” has the same connotation as the terms “shareholders” and “stockholders,” as such terms are generally used to refer to equity holders of corporations organized under the laws of various states in the United States.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information known to us concerning the beneficial ownership of our common shares as of the July 18, 2014 record date by:

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each person known by us to be the owner of more than 5% of our outstanding common shares;

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each of our directors and director nominees;

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each of our executive officers and key management of our operating subsidiaries; and

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all executive officers and directors as a group.

As of the record date, there were 24,910,916 common shares outstanding. Unless otherwise indicated (a) each person identified in the table has sole voting and dispositive power with respect to all shares shown as beneficially owned and (b) the address of each beneficial owner is Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The term “beneficial owner” of securities refers to any person who, even if not the record owner of the securities, has or shares the underlying benefits of ownership. These benefits include the power to direct the voting or the disposition of the securities or to receive the economic benefit of ownership of the securities. A person also is considered to be the “beneficial owner” of securities that the person has the right to acquire within 60 days by option or other agreement. Beneficial owners include persons who hold their securities through one or more trustees, brokers, agents, legal representatives or other intermediaries, or through companies in which they have a “controlling interest,” which means the direct or indirect power to direct the management and policies of the entity.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class

Li Feilie	14,780,593	(1)	59.33%
Ma Sin Ling	120,000		0.48%
Woo Ming Yee	281,926	(2)	1.13%
Lam Kwan Sing	—		—
Ng Kin Sing	—		—
Yip Wing Hang	—		—
Xu Chengyin	—		—
Officers and directors as a group (7 persons)	15,182,519		60.94%
Rosetta Stone Capital Limited (3)	2,250,000		9.03%

———————

(1)

Consists of (a) 14,480,593 outstanding common shares held in the name of Feishang Group, a British Virgin Islands corporation that is wholly owned by Mr. Li, and (b) 300,000 outstanding common shares held by Mr. Li.

(2)

Consists of 281,926 outstanding common shares held in the name of Mr. Tam Cheuk Ho, spouse of Ms. Woo.

(3)

Consists of 2,250,000 outstanding common shares. Based upon the information provided by Rosetta Stone Capital Limited, we understand that Rosetta Stone Capital Limited is owned 32.5% by Mr. Guozhong Xie, 29.17% by Keen View Investments Limited, 29.17% by Sun Fortune Investments Limited, 5.83% by Eastern Prime Capital Investments Limited (formerly known as Smartmind Investments Limited) and 3.33% by Mr. Yuen Kin Lo. Mr. Guozhong Xie is the sole director of Rosetta Stone Capital Limited. Ms. Pan Pan Hui is the sole shareholder and director of Keen View Investments Limited. Ms. Yi Mei Liu is a controlling shareholder and director of Sun Fortune Investments Limited. Eastern Wisdom Forever Incorporated is the sole shareholder of Eastern Prime Capital Investments Limited and, Mr. Wendong Zhang and Ms. Ying Xia are directors of Eastern Prime Capital Investments Limited and shareholders of Eastern Wisdom Forever Incorporated. We also understand that Rosetta Stone Capital Limited maintains an office at 10th Floor, Center Point, 181 Gloucester Road, Hong Kong.

OUR DIRECTORS AND EXECUTIVE OFFICERS

Board Members and Executive Officers

Our Board of Directors is responsible for the overall management of our company.  The Board of Directors is divided into three classes, designated Class I, Class II and Class III.  The Board of Directors currently includes two Class I Directors, two Class II Directors, and two Class III Directors. The current term of our Class I Directors expires immediately following our annual meeting of Members in 2014, the current term of our Class II Directors expires immediately following our annual meeting of Members in 2015 and the current term of our Class III Directors expires immediately following our annual meeting of Members in 2016.

The name, age and business experience of each of our Directors and Executive Officers is as follows:

Class I Directors

Li Feilie (age 48)

Chairman of the Board of Directors, President and Chief Executive Officer

Mr. Li Feilie was appointed as a director, Chief Executive Officer and Chairman of the Board in February 2006 following consummation of the acquisition of Feishang Mining. Mr. Li has served as a director of Feishang Mining since September 2004. Mr. Li served as director of Wuhu Feishang from December 2001 to July 2011. Mr. Li has been the chairman of Feishang Industrial, WFID and Wuhu Port, companies beneficially owned by him, since June 2000, December 2001 and October 2002, respectively. He also served as director of Pingxiang from July 2003 to December 2012. From March 2002 to April 2004, Mr. Li served as the chairman of Fujian Dongbai (Group) Co. Ltd. Mr. Li graduated from Peking University with a Bachelor’s degree and a Master’s degree in Economics.

Ng Kin Sing (age 52)

Director

Mr. Ng Kin Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since December 2004, and a member of its compensation committee since November 2007. He served as a director and a member of the audit committee of China Resources from February 1999 until completion of the Redomicile Merger. From March 2012 to present, Mr. Ng has been the director of Sky Innovation Limited, a private investment company. From April 1998 to February 2012, Mr. Ng was the managing director of Action Plan Limited, a private securities investment company. From November 1995 until March 1998, Mr. Ng was sales and dealing director for NatWest Markets (Asia) Limited; and from May 1985 until October 1996, he was the dealing director of BZW Asia Limited, an international securities brokerage house. Mr. Ng holds a Bachelor’s degree in Business Administration from the Chinese University of Hong Kong.

Class II Directors

Lam Kwan Sing (age 45)

Director

Mr. Lam Kwan Sing has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since December 2004, and a member of its compensation committee since November 2007. He served as a director and a member of the audit committee of China Resources from March 2003 until completion of the Redomicile Merger. From August 2010 to present, Mr. Lam has been the executive director of Rising Development Holdings Limited, a Hong Kong listed company, where he is responsible for corporate development. From May 2008 to July 2010, Mr. Lam was the executive director of Neo-China Land Group (Holdings) Limited, a Hong Kong listed company. In 2007, Mr. Lam served as the executive director of Forefront Group, a Hong Kong listed company. From 2002 to 2006, Mr. Lam served as the executive director of New Times Group Holdings Limited, a Hong Kong listed company. From 2000 to 2002, Mr. Lam was the business development manager of China Development Corporation Limited, a Hong Kong listed company. From 1997 to 2000, he was the business development manager of Chung Hwa Development Holdings Limited, a Hong Kong listed company. From 1995 to 1997, Mr. Lam was the assistant manager (Intermediaries supervision) of Hong Kong Securities and Futures Commission. Mr. Lam holds a Bachelor’s degree in Accountancy from the City University of Hong Kong.

Yip Wing Hang (age 47)

Director

Mr. Yip Wing Hang has been a non-employee director and a member of CHNR’s audit committee and nominating and governance committee since June 2006, and a member of its compensation committee since November 2007. From October 2010 to present, Mr. Yip has been the marketing director of Athena Financial Services Limited responsible for the sale and distribution of financial products. From February 2002 to September 2010, he was the marketing director of Hantec Investment Consultant Limited. From May 1997 to February 2002, Mr. Yip was the senior manager of CCIC Finance Limited. Mr. Yip holds a Masters degree in Accounting and Finance from the Lancaster University, UK.

Class III Directors

Ma Sin Ling (age 45)

Director, Chief Financial Officer and Secretary

Ms. Ma Sin Ling was appointed as a director, Chief Financial Officer and Secretary in January 2014. Ms. Ma has been working at the Company and its predecessor since August 1997 and served as Chief Financial Manager prior to her appointment as Chief Financial Officer. From July 1990 to January 1993, she worked in the audit department of Ernst & Young, Hong Kong. From January 1993 to August 1993, she worked at Time Inc. Asia as an accountant. From December 1994 to January 1997, she worked in Everbright Finance and Investment Co, Ltd. as assistant manager in the corporate finance department. From February 1997 to May 1997, she worked in Natwest Securities Asia Holdings Ltd. as Executive - Finance. Ms. Ma holds a Master of Science degree in Finance from the Lancaster University in the United Kingdom. She is a fellow of the Hong Kong Institute of Certified Public Accountants.

Woo Ming Yee (age 50)

Director

Ms. Woo Ming Yee was appointed as a director in January 2014. Ms. Woo is a certified public accountant (practicing) in Hong Kong since 1995 and has been a self-employed practicing accountant since that time. She worked at Ernst & Young, Hong Kong from 1988 till 1992 providing audit, tax, financial consultancy and corporate related advisory services to a wide range of clients in various fields, including finance and banking, manufacturing, trading and law. She is a fellow of both the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Ms. Woo also holds an Executive Master of Business Administration degree from the University of Birmingham in the United Kingdom and a Bachelor’s degree in Accounting & Finance from the Middlesex University in the United Kingdom. Ms. Woo is the spouse of Mr. Tam Cheuk Ho, former executive officer and director of the Company and currently an executive director of Feishang Anthracite, an affiliate of the Company.

Key Employees

The following table identifies the senior management of the metal segment, and his age and position with the Company:

Name	Age	Position

Xu Chengyin	52	Director and General Manager of Wuhu Feishang

Mr. Xu graduated from Changsha Metallurgical Industrial School, and he holds a bachelor’s degree in management from Hunan Correspondence Institute of Party School of CPC. Prior to joining Wuhu Feishang, Mr. Xu was the Deputy General Manager of Anhui Xinke New Materials Co., Ltd., which is a China “A” share listed company. Mr. Xu has more than twenty years experience in the metal smelting industry. Mr. Xu Chengyin has been the director and General Manager of Wuhu Feishang since November 2011.

Our officers are elected annually at the Board of Directors meeting following the annual election of directors by Members, and hold office until their respective successors are duly elected and qualified, subject to their earlier death, resignation or removal.

Meetings of the Board of Directors

During the year ended December 31, 2013, our Board of Directors held six meetings. All members of the Board attended five meetings of the Board and three members attended one meeting of the Board. Action was taken by unanimous written consent in lieu of meeting on eleven occasions during 2013.

Fees to Members of the Board of Directors

Commencing July 1, 2006, we pay our independent (non-employee) directors a monthly directors’ fee equal to HK$5,000. We do not otherwise pay fees to directors for their attendance at meetings of the Board of Directors or of Board committees; however, we may adopt a policy of making such payments in the future. We will reimburse out-of-pocket expenses incurred by directors in attending Board and committee meetings.

CORPORATE GOVERNANCE MATTERS

Committees of the Board of Directors

The Board of Directors has established an Audit Committee, a Nominating and Corporate Governance Committee and a Compensation Committee.

Audit Committee

Our Board of Directors has established an Audit Committee that operates pursuant to a written charter. Our Audit Committee, whose members currently consists of Yip Wing Hang, Lam Kwan Sing and Ng Kin Sing, is principally responsible for ensuring the accuracy and effectiveness of the annual audit of the financial statements. The duties of the Audit Committee include, but are not limited to:

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appointing and supervising our independent registered public accounting firm;

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assessing the organization and scope of the company’s interim audit function;

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reviewing the scope of audits to be conducted, as well as the results thereof;

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approving audit and non-audit services provided to us by our independent registered public accounting firm; and

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overseeing our financial reporting activities, including our internal controls and procedures and the accounting standards and principles applied.

Each member of the Audit Committee is an “independent” director, as such term is used in applicable rules and regulations of the Securities and Exchange Commission and in NASDAQ Marketplace Rule 5605(a)(2). Our Audit Committee held a total of seven meetings during fiscal 2013, which were attended by all of the Committee’s then current members.

A copy of the Amended and Restated Charter of the Audit Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not incorporated by reference into this Information Statement.

Audit Committee Financial Expert

In general, an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, is an individual member of the Audit Committee who:

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understands generally accepted accounting principles and financial statements,

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is able to assess the general application of such principles in connection with accounting for estimates, accruals and reserves,

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has experience preparing, auditing, analyzing or evaluating financial statements comparable to the breadth and complexity to the our financial statements,

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understands internal controls over financial reporting, and

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understands audit committee functions.

An “audit committee financial expert” may acquire the foregoing attributes through:

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education and experience as a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions;

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experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person serving similar functions; experience overseeing or assessing the performance of companies or public accounts with respect to the preparation, auditing or evaluation of financial statements; or

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other relevant experience.

Our Board of Directors has determined that Mr. Yip Wing Hang and Mr. Lam Kwan Sing are each an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K. Each of our “audit committee financial experts” is independent as that term is used in NASDAQ Marketplace Rule 5605(a)(2).

Audit Committee Report

The following statement made by our Audit Committee shall not be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act, and shall not otherwise be deemed filed under either of those acts.

The primary function of the Audit Committee is to assist the Board of Directors in its oversight of our financial reporting processes. Management is responsible for the preparation, presentation and integrity of the financial statements, including establishing accounting and financial reporting principles and designing systems of internal control over financial reporting. Our independent auditors are responsible for expressing an opinion as to the conformity of our consolidated financial statements with generally accepted accounting principles and auditing management’s assessment of the effectiveness of internal control over financial reporting.

With respect to the year ended December 31, 2013, in addition to its other work, the Audit Committee:

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Reviewed and discussed with management and Ernst & Young, our independent registered public accounting firm, our audited consolidated financial statements as of December 31, 2012 and the year then ended;

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Discussed with Ernst & Young the matters required to be discussed by Statement on Auditing Standards No. 61, “Communication with Audit Committees,” as amended, with respect to its review of the findings of the independent registered public accounting firm during its examination of our financial statements; and

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Received from Ernst & Young written affirmation of its independence as required by the Independence Standards Board Standard No. 1, “Independence Discussions with Audit Committees”. In addition, the Audit Committee discussed with Ernst & Young, its independence and determined that the provision of non-audit services was compatible with maintaining auditor independence.

The Audit Committee recommended, based on the review and discussion summarized above, that the Board of Directors include the audited consolidated financial statements in the 2013 Form 20-F for filing with the SEC.

Submitted by the Audit Committee of the Board of Directors:

/s/ Ng Kin Sing
/s/ Lam Kwan Sing
/s/ Yip Wing Hang

Nominating and Corporate Governance Committee; Member Nominees for Director

Our Board of Directors has established a Nominating and Corporate Governance Committee that operates pursuant to a written charter. The current members of the Nominating and Corporate Governance Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Nominating and Corporate Governance Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Nominating and Corporate Governance Committee is responsible for providing oversight on a broad range of issues surrounding the composition and operation of our Board of Directors. In particular, the responsibilities of the Nominating and Corporate Governance Committee include:

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identifying individuals qualified to become members of the Board of Directors;

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determining the slate of nominees to be recommended for election to the Board of Directors;

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reviewing corporate governance principles applicable to us, including recommending corporate governance principles to the Board of Directors and administering our Code of Ethics;

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assuring that at least one Audit Committee member is an “audit committee financial expert” within the meaning of regulatory requirements; and

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carrying out such other duties and responsibilities as may be determined by the Board of Directors.

The Nominating and Corporate Governance Committee is required to meet at least once annually, and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are presented to the full committee at its next scheduled meeting. Discussions pertaining to the nomination of directors are required to be held in executive session. The Nominating and Corporate Governance Committee met on two occasions during the year ended December 31, 2013.

The Nominating and Corporate Governance Committee will consider candidates for directors proposed by Members, although no formal procedures for submitting the names of candidates for inclusion on management’s slate of director nominees have been adopted. Until otherwise determined by the Nominating and Corporate Governance Committee, a Member who wishes to submit the name of a candidate to be considered for inclusion on management’s slate of nominees at the next annual meeting of Members must notify our Corporate Secretary, in writing, no later than June 30 of the year in question of its desire to submit the name of a director nominee for consideration. The written notice must include information about each proposed nominee, including name, age, business address, principal occupation, telephone number, shares beneficially owned and a statement describing why inclusion of the candidate would be in our best interests. The notice must also include the proposing Member’s name and address, as well as the number of shares beneficially owned by the proposing Member. A statement from the candidate must also be furnished, indicating the candidate’s desire and ability to serve as a director. Adherence to these procedures is a prerequisite to the Board’s consideration of the Member’s candidate. Once a candidate has been identified, the Nominating and Corporate Governance Committee reviews the individual’s experience and background, and may discuss the proposed nominee with the source of the recommendation. If the Nominating and Corporate Governance Committee believes it to be appropriate, committee members may meet with the proposed nominee before making a final determination whether to include the proposed nominee as a member of management’s slate of director nominees to be submitted for election to the Board.

There were no Member recommendations for nomination to the Board of Directors in connection with the 2014 annual meeting of Members. There are two Class I Director nominees who will be elected by the written consent of the Majority Holder, each of whom is an incumbent director standing for reelection.

A copy of the Charter of our Nominating and Corporate Governance Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not incorporated by reference into this Information Statement.

Compensation Committee

Our Board of Directors has established a Compensation Committee that operates pursuant to a written charter. The current members of the Compensation Committee are Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. Each member of the Compensation Committee is an independent director, as such term is used in NASDAQ Marketplace Rule 5605(a)(2).

The Compensation Committee is responsible for:

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Formulating corporate goals and objectives relevant to compensation payable to the CEO and other executive officers;

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Evaluating the performance of the CEO and other executive officers in light of these goals and objectives;

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Recommending to the Board for its adoption and approval, compensation payable to the CEO and other executive officers, including (a) annual base salary level, (b) annual incentive opportunity level, (c) long-term incentive opportunity level, (d) employment agreements, severance arrangements, and change in control agreement/provisions, in each case as, when and if appropriate, and (e) any special or supplemental benefits;

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Administering and supervising the Company’s incentive compensation plans, including equity compensation plans;

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Recommending to the Board for its adoption and approval, awards to be made under the Company’s incentive compensation plans, including equity compensation plans; and

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Generally supporting the Board of Directors in carrying out its overall responsibilities relating to executive compensation.

The Compensation Committee is required to meet at least once annually and more frequently if the committee deems it to be appropriate. The committee may delegate authority to one or more members of the committee; provided that any decisions made pursuant to such delegated authority are promptly communicated to all other committee members. The Compensation Committee met on two occasions during the 2013 fiscal year.

A copy of the Charter of our Compensation Committee is posted on our website at www.chnr.net, and may be obtained by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. The information posted on our website is not incorporated by reference into this Information Statement.

Compensation Committee Interlocks and Insider Participation

The members of the Compensation Committee during fiscal 2012 were Ng Kin Sing, Lam Kwan Sing and Yip Wing Hang. No member of our compensation committee during the last completed fiscal year (a) was an officer or employee of China Natural Resources or any of its subsidiaries, (b) was formerly an officer or employee of China Natural Resources or any of its subsidiaries, or, (c) had any relationship requiring disclosure by China Natural Resources under any paragraph of Item 404 of Regulation S-K.

Member Communications with our Board of Directors

The Board recommends that communications with the Board be initiated, in writing, addressed to China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong, Attention: Corporate Secretary.  This centralized process will assist the Board in reviewing and responding to shareholder communications in an appropriate manner. The name of any specific intended Board recipient should be noted in the communication. The Board has instructed our Secretary to forward such correspondence only to the intended recipient(s); however, the Board has also instructed our Secretary, prior to forwarding any correspondence, to review such correspondence and, in his or her discretion, not to forward certain items if they are deemed of a commercial or frivolous nature or otherwise inappropriate for the Board's consideration. In such cases, some of that correspondence may be forwarded elsewhere within the Company for review and possible response.

Attendance at annual meeting of Members

We have not adopted a formal policy on Board members’ attendance at in-person annual meetings of Members, although all Board members are encouraged to attend in-person meetings. As discussed elsewhere in this Information Statement, we do not currently hold “in-person” meetings of Members.

NASDAQ Requirements

Our common shares are currently listed on the NASDAQ Capital Market and, for so long as our securities continue to be listed, we will remain subject to the rules and regulations established by NASDAQ Stock Market as being applicable to listed companies. NASDAQ has adopted, and from time-to-time amends, Marketplace Rule 5600 that imposes various corporate governance requirements on listed securities. Section (a)(3) of Marketplace Rule 5615 provides that foreign private issuers such as our company are required to comply with certain specific requirements of Marketplace Rule 5600, but, as to the balance of Marketplace Rule 5600, foreign private issuers are not required to comply if the laws of their home jurisdiction do not otherwise mandate compliance with the same or substantially similar requirement.

We currently comply with those specifically mandated provisions of Marketplace Rule 5600. In addition, we have elected to voluntarily comply with certain other requirements of Marketplace Rule 5600, notwithstanding that our home jurisdiction does not mandate compliance with the same or substantially similar requirements; although we may in the future determine to cease voluntary compliance with those provisions of Marketplace Rule 5600 that are not mandatory. We have elected not to comply with the following provisions of Marketplace Rule 5600, since the laws of the British Virgin Islands (our home jurisdiction) do not require compliance with the same or substantially similar requirements:

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a majority of our directors are not independent as defined by NASDAQ rules (rather, one-half of the members of our Board of Directors are independent;

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our independent directors do not hold regularly scheduled meetings in executive session (rather, all Board members may attend all meetings of the Board of Directors);

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the compensation of our executive officers is not determined by an independent committee of the Board or by the independent members of the Board of Directors, and our CEO may be present in the deliberations concerning his compensation;

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related party transactions are not required to be reviewed and we are not required to solicit member approval of: stock plans, including those in which our officers or directors may participate; stock issuances that will result in a change in control; the issuance of our stock in related party acquisitions or other acquisitions in which we may issue 20% or more of our outstanding shares; or, below market issuances of 20% or more of our outstanding shares to any person; and

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we are not required to hold an in-person annual meeting to elect directors and transact other business customarily conducted at an annual meeting (rather, we complete these actions by written consent of holders of a majority of our voting securities).

We may in the future determine to voluntarily comply with one or more of the foregoing provisions of Marketplace Rule 5600.

Code of Ethics

A Code of Ethics is a written standard designed to deter wrongdoing and to promote:

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honest and ethical conduct;

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full, fair, accurate, timely and understandable disclosure in regulatory filings and public statements;

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compliance with applicable laws, rules and regulations;

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the prompt reporting of any violation of the code; and

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accountability for adherence to the Code of Ethics.

We have adopted a Code of Ethics applicable to all of our employees, and additional provisions that apply only to our Chief Executive Officer, principal financial and accounting officers and persons performing similar functions. A copy of our Code of Ethics has been incorporated by reference as an exhibit to our Annual Report on Form 20-F and may be obtained, without charge, upon written request addressed to the attention of our Corporate Secretary, Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong. A copy of our code of Ethics is also posted on our website at www.chnr.net. The information posted on our website is not incorporated by reference into this Information Statement.

Section 16(a) Beneficial Ownership Reporting Compliance

We are a foreign private issuer under Federal securities laws, and our directors, officers and Members are not subject to the ownership reporting requirements under Section 16 of the Exchange Act.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the amount of compensation that was paid, earned and/or accrued and awards made under the Company’s equity compensation plan during the fiscal year ended December 31, 2013, to each of the individuals identified in Item 6(A) of the Annual Report on Form 20-F accompanying this Information Statement.

Name	Compensation (US$)	Number of options to purchase Common Shares	Exercise price (US$/ share)	Expiration date
Directors and Officers
Li Feilie	1	—	—	—
Ma Sin Ling *	—	—	—	—
Woo Ming Yee **	—	—	—	—
Lam Kwan Sing	7,692	—	—	—
Ng Kin Sing	7,692	—	—	—
Yip Wing Hang	7,692	—	—	—
Senior Management
Xu Chengyin	19,214	—	—	—
Han Weibing ***	49,552	—	—	—
Wan Huojin ***	48,065	—	—	—

———————

*

Ms. Ma assumed her responsibilities as an executive director and officer in January 2014.

**

Ms. Woo assumed her duties as executive director in January 2014.

***

Mr. Han Weibing and Mr. Wan Huojin were appointed as executive directors of Feishang Anthracite, effective December 23, 2013. Subsequent to the Spin-Off in January 2014, Mr. Han Weibing and Mr. Wan Huojin ceased their relationship with the Company.

Outstanding Equity Awards at Year End

The following table provides information concerning unexercised options, stock that has not vested and equity incentive plan awards for each person named in the Summary Compensation Table as of December 31, 2013:

	OPTION AWARDS					STOCK AWARDS
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Equity incentive plan awards: Number of securities underlying unexercised unearned options (#)	Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested (#)	Market value of shares or units of stock that have not vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested (#)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)

Li Feilie	—	—	—	—	—	—	—	—	—
Ma Sin Ling *	—	—	—	—	—	—	—	—	—
Woo Ming Yee **	—	—	—	—	—	—	—	—	—
Lam Kwan Sing	—	—	—	—	—	—	—	—	—
Ng Kin Sing	—	—	—	—	—	—	—	—	—
Yip Wing Hang	—	—	—	—	—	—	—	—	—
Xu Chengyin	—	—	—	—	—	—	—	—	—
Han Weibing ***	—	—	—	—	—	—	—	—	—
Wan Huojin ***	—	—	—	—	—	—	—	—	—

———————

*

Ms. Ma assumed her responsibilities as an executive director and officer in January 2014.

**

Ms. Woo assumed her duties as executive director in January 2014.

***

Mr. Han Weibing and Mr. Wan Huojin were appointed as executive directors of Feishang Anthracite, effective December 23, 2013. Subsequent to the Spin-Off in January 2014, Mr. Han Weibing and Mr. Wan Huojin ceased their relationship with the Company.

Employment Agreements and Related Matters

On October 1, 2008, we entered into a Service Agreement with Li Feilie, our Chairman and Chief Executive Officer with an initial term of three years and shall continue thereafter unless and until terminated by a party on not less than three months’ notice, with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

On January 22, 2014, we entered into Service Agreements with each of Ma Sin Ling, our Chief Financial Officer and Woo Ming Yee, an executive director, with an initial term of one year and shall continue thereafter unless and until terminated by a party on not less than three months’ notice, with an annual fee of US$1.00, plus such equity awards as may from time to time be determined by our Compensation Committee.

There are no current contracts, agreements or understandings to increase the annual cash compensation payable to any of our executive directors. For each of the three years ended December 31, 2013, no increases in cash compensation were determined by the Compensation Committee under the Service Agreements, and we paid or accrued $nil, $nil and $nil, respectively, for cash compensation to our executive officers for their services as such.

We have no other service agreements or similar contracts with any of our officers or directors and maintain no retirement, fringe benefit or similar plans for the benefit of our officers or directors.  We may, however, enter into employment contracts with our officers and key employees, adopt various benefit plans and begin paying compensation to our officers and directors as we deem appropriate to attract and retain the services of such persons. The Company and its subsidiaries have not set aside or accrued any amounts to provide pension, retirement or similar benefits to the Company’s directors.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information relating to our outstanding stock option plans as of December 31, 2013:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrant and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders
2003 Equity Compensation Plan (1)	—	N/A	—
Equity compensation plans not approved by security holders	—	N/A	—
Total	—	N/A	—

———————

(1)

The 2003 Equity Compensation Plan (the “2003 Plan”) terminated on December 13, 2013. There are no outstanding (unexercised) options under the 2003 Plan. During the years ended December 31, 2011, 2012 and 2013, the Committee did not grant any options to employees and officers to purchase the Company’s common shares under the 2003 Plan.

The 2014 Equity Compensation Plan was approved by the Board of Directors on June 20, 2014 and ratification and approval of the 2014 Equity Compensation Plan is a subject of this Information Statement (see Matter Two).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Business Acquisitions

On April 30, 2010, the Company acquired all of the issued and outstanding capital stock of Feishang Anthracite, a BVI company, from Feishang Group, a related party. Mr. Li Feilie, our Chief Executive Officer and Chairman is the sole beneficial owner of Feishang Group. The terms of the acquisition are described under Item 4.A. of the Annual Report on Form 20-F accompanying this Information Statement.

Commercial Transactions with Related Companies

Commercial transactions with related companies are summarized as follows:

	Years Ended December 31,
	2011	2012	2013
	CNY’000	CNY’000	CNY’000
CHNR’s payment of its share of office rental, rates and others to Anka Consultants Limited (“Anka”) (1)	1,234	1,385	1,502

———————

(1)

On July 1, 2008, the Company and Anka, a private Hong Kong company that is owned by certain directors of the Company, entered into a license agreement which was renewed on July 1, 2012, in respect of the Company’s head office in Hong Kong. The total area of the office was approximately 368 square meters in which the Company shared 238 square meters. The license agreement also provided that the Company and Anka shared certain costs and expenses in connection with its use of the office, in addition to some of the accounting and secretarial services and day-to-day office administration provided by Anka. On September 1, 2013, the Company and Feishang Anthracite entered into new license agreements with Anka respectively in which the Company and Feishang Anthracite share 238 square meters on equal basis and also share certain costs and expenses in connection with their use of the office. Anka continues to provide accounting and secretarial services and day-to-day office administration to the Company.

Receivables/ Payables with Related Parties

Loans with related companies are summarized as follows:

	As of December 31,
	2012	2013
	CNY’000	CNY’000
Payables to related parties
Feishang Enterprise Group Limited (“Feishang Enterprise”) (1)	411,053	6,453
Feishang Group (2)	266,610	197,062

———————

(1)

Payable to Feishang Enterprise from Feishang Management for the net amount of expenses paid by Feishang Enterprise on behalf of Guizhou Puxin and certain other subsidiaries.

(2)

Payable to Feishang Group for the acquisition of Feishang Anthracite and other expenses.

Feishang Enterprise, and Feishang Group are entities controlled by Mr. Li Feilie who is also an executive officer, director, and principal beneficial owner of the Company.

Loan Guarantee provided by Related Companies

See Item 5.B. of the Annual Report on Form 20-F accompanying this Information Statement for a more detailed description of the loans that have been guaranteed by related parties.

MATTERS APPROVED AND AUTHORIZED BY MAJORITY MEMBER

On July 21, 2014, Feishang Group Limited, the holder of 14,480,593, or approximately 58.1%, of our outstanding common shares (the “Majority Member”), executed a written consent in lieu of meeting of Members to (a) elect Li Feilie and Ng Kin Sing as Class I Directors, (b) confirm and ratify the 2014 Equity Compensation Plan and (c) confirm and ratify the appointment of Ernst & Young as our independent registered public accounting firm for the year ending December 31, 2014. Mr. Li Feilie, our President, Chief Executive Officer and Chairman, is the beneficial owner of the Majority Member. The written consent provides that it is to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members.

MATTER ONE

ELECTION OF CLASS I DIRECTORS

Members of each class of our Board of Directors are elected to serve for a three-year term. The three-year terms of the members of each class are staggered, so that each year the members of a different class are due to be elected at the annual meeting. Each Director is to hold office for a three-year term expiring immediately following the annual meeting of Members held three years following the annual meeting at which he or she was elected. The following table reflects the current expiration date of the various classes of Director:

Class of Director	Current Expiration of Term

Class I	Immediately Following the 2014 Annual Meeting of Members
Class II	Immediately Following the 2015 Annual Meeting of Members
Class III	Immediately Following the 2016 Annual Meeting of Members

As noted above, the Majority Member has executed a written consent in lieu of meeting to elect Li Feilie and Ng Kin Sing, the current Class I Directors, as Class I Directors for three-year terms that are to expire immediately following the 2017 annual meeting of Members. The biographies of the Class I Director-nominees are included elsewhere in this Information Statement.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that Li Feilie and Ng Kin Sing are hereby elected as Class I Directors, to serve as such until immediately following the annual meeting of Members to take place three years following the annual meeting at which they are elected, and until their successors are duly elected and qualified.

MATTER TWO

RATIFICATION AND APPROVAL OF THE 2014 EQUITY COMPENSATION PLAN

The 2014 Equity Compensation Plan (the “2014 Plan”) was authorized by our Board of Directors on June 20, 2014 and was ratified and approved by the Majority Member on July 21, 2014.

The purposes of the 2014 Plan are to:

•

Encourage ownership of our common stock by our officers, directors, employees and advisors;

•

Provide additional inventive for them to promote our success and our business; and

•

Encourage them to remain in our employ by providing them with the opportunity to benefit from any appreciation of our common shares.

The 2014 Plan is administered by the Board of Directors or a committee designated by the Board (the “Plan Committee”). The 2014 Plan allows the Plan Committee to grant various incentive equity awards not limited to stock options. The Company has reserved a number of common shares equal to 20% of the issued and outstanding common shares of the Company, from time-to-time, for issuance pursuant to options granted (“Plan Options”) or for restricted stock awarded (“Stock Grants”) under the 2014 Plan. Stock Appreciation Rights may be granted as a means of allowing participants to pay the exercise price of Plan Options. Stock Grants may be made upon such terms and conditions as the Committee determines. Stock Grants may include deferred stock awards under which receipt of Stock Grants is deferred, with vesting to occur upon such terms and conditions as the Committee determines.

The Committee will determine, from time to time, those of our officers, directors, employees and consultants to whom Stock Grants and Plan Options will be granted, the terms and provisions of the respective Stock Grants and Plan Options, the dates such Plan Options will become exercisable, the number of shares subject to each Plan Option, the purchase price of such shares and the form of payment of such purchase price. Plan Options and Stock Grants will be awarded based upon the fair market value of our common shares at the time of the award. All questions relating to the administration of the 2014 Plan, and the interpretation of the provisions thereof are to be resolved at the sole discretion of the Committee.

At the time of adoption of the 2014 Plan by the Board of Directors, 4,982,183 common shares have been reserved for issuance under the 2014 Plan. No awards have yet been made under the 2014 Plan. In the event our Members do not confirm and ratify the 2014 Plan at the 2014 annual meeting of Members, the 2014 Plan and any awards made thereunder will be cancelled. The 2014 Plan terminates on June 19, 2024. A copy of the 2014 Plan is attached to this Information Statement as Annex A.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the 2014 Equity Compensation Plan in the form attached to the Information Statement for the 2014 annual meeting of Members as Annex A is hereby ratified and approved.

MATTER THREE

RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG AS

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table shows the fees that we paid or expect to pay for audit and other services provided by Ernst & Young.

	Fiscal 2012		Fiscal 2013

Audit Fees	US$	497,544	US$	751,532
Audit-Related Fees	US$	389,208	US$	1,160,332
Tax Fees		—		—
All Other Fees		—		—

Total	US$	886,752	US$	1,911,864

Audit Fees — This category includes the audit of our annual financial statements and services that are normally provided by the independent auditors in connection with engagements for those fiscal years. This category also includes advice on audit and certain other services that arose during, or as a result of, the audit or the review of interim financial statements. The services for the fees disclosed under this category include consultation regarding our correspondence with the SEC and other accounting consulting. The amount included the audit fees of Feishang Anthracite.

Audit-Related Fees — This category consists of assurance and related services by the independent auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above under “Audit Fees.” The amount represented the auditors’ remuneration for the audit services provided to Feishang Anthracite during its listing by way of introduction on the Hong Kong Stock Exchange.

Tax Fees — This category consists of professional services rendered by the Company’s independent registered public accounting firm for tax compliance and tax advice. The services for the fees disclosed under this category include tax return preparation and technical tax advice.

All Other Fees — This category consists of fees for other miscellaneous items.

The Audit Committee has adopted a procedure for pre-approval of all fees charged by the Company’s independent registered public accounting firm. Under the procedure, the Audit Committee approves the engagement letter with respect to audit, tax and review services. Other fees are subject to pre-approval by the entire Committee, or, in the period between meetings, by a designated member of the Audit Committee. Any such approval by the designated member is disclosed to the entire Audit Committee at the next meeting. The audit fees paid to Ernst & Young with respect to fiscal year 2014 were pre-approved by the Audit Committee.

Resolution Adopted

The Majority Member has adopted the following resolution, to become effective as soon as possible, but in no event sooner than 20 days following the date on which this Information Statement is first mailed to our Members:

RESOLVED, that the appointment of Ernst & Young, as independent registered public accounting firm for the fiscal year ending December 31, 2014, is hereby confirmed and ratified.

MEMBER PROPOSALS

In order to be considered at the annual meeting of Members to be held in 2015, Member proposals must be received by us no later than June 25, 2015. We are not obligated to present Member proposals to the Majority Member for consideration except to the extent described herein or as otherwise required by applicable law.

HOUSEHOLDING OF ANNUAL MEETING MATERIALS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy or Information Statements with respect to two or more Members sharing the same address by delivering a single proxy or Information Statement addressed to those Members. This process, which is commonly referred to as “householding,” potentially provides extra convenience for Members and cost savings for companies. We and certain brokers household proxy materials, delivering a single proxy or Information Statement to multiple Members sharing an address unless contrary instructions have been received from the affected Members. Once you have received notice from your broker or us that they are or we will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy or Information Statement, or if you currently receive multiple proxy or Information Statements and would prefer to participate in householding, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

ANNUAL REPORT ON FORM 20-F

A copy of our Annual Report on Form 20-F, including audited consolidated financial statements for each of the three years ended December 31, 2013, accompanies this Information Statement.

WHERE YOU CAN FIND MORE INFORMATION

This Information Statement refers to certain documents that are not presented herein or delivered herewith.  Such documents are available to any person, including any beneficial owner of our shares, to whom this proxy statement is delivered upon oral or written request, without charge.  Requests for such documents should be directed to Corporate Secretary, China Natural Resources, Inc., Room 2205, 22/F, West Tower, Shun Tak Centre, 168-200 Connaught Road Central, Sheung Wan, Hong Kong.

We file annual reports and certain other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the web site of the Securities and Exchange Commission at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities:

Public Reference Room Office

100 F Street, N.E.

Room 1580

Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Callers in the United States can also call 1-202-551-8090 for further information on the operations of the public reference facilities.

ANNEX A

CHINA NATURAL RESOURCES, INC.

2014 Equity Compensation Plan

China Natural Resources, Inc.

2014 Equity Incentive Plan

ARTICLE I

1.

Purpose; Definitions.

1.1

Purpose.  The purpose of the China Natural Resources, Inc. 2014 Equity Compensation Plan is to enable the Company to offer to its employees, officers, directors and consultants whose past, present and/or potential contributions to the Company and its Subsidiaries have been, are or will be important to the success of the Company, an opportunity to acquire a proprietary interest in the Company. The various types of long-term incentive awards that may be provided under the Plan will enable the Company to respond to changes in compensation practices, tax laws, accounting regulations and the size and diversity of its businesses.

1.2

Definitions.  For purposes of the Plan, the following terms shall be defined as set forth below:

(a)

“Agreement” means the agreement between the Company and the Holder setting forth the terms and conditions of an award under the Plan.

(b)

“Board” means the Board of Directors of the Company.

(c)

“Code” means the Internal Revenue Code of 1986, as amended from time to time.

(d)

“Committee” means the Equity Incentive Committee of the Board or any other committee of the Board that the Board may designate to administer the Plan or any portion thereof.  If no Committee is so designated, then all references in this Plan to “Committee” shall mean the Board.

(e)

“Common Shares” means the Common Shares of the Company, without par value.

(f)

“Company” means China Natural Resources, Inc., a corporation organized under the laws of the British Virgin Islands.

(g)

“Deferred Stock” means Common Shares to be received under an award made pursuant to Section 8, below, at the end of a specified deferral period.

(h)

“Disability” means physical or mental impairment as determined under procedures established by the Committee for purposes of the Plan.

(i)

“Effective Date” means the date set forth in Section 12.1, below.

(j)

“Fair Market Value”, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, means, as of any given date:  (i) if the Common Shares are listed on a national securities exchange, the last sale price of the Common Shares in the principal trading market for the Common Shares on such date, as reported by the exchange or Nasdaq, as the case may be; (ii) if the Common Shares are not listed on a national securities exchange or quoted on the Nasdaq National Market or Nasdaq SmallCap Market, but is traded in the over-the-counter market, the closing bid price for the Common Shares on such date, as reported by the OTC Bulletin Board or the National Quotation Bureau, Incorporated or similar publisher of such quotations; and (iii) if the fair market value of the Common Shares cannot be determined pursuant to clause (i) or (ii) above, such price as the Committee shall determine, in good faith.

(k)

“Holder” means a person who has received an award under the Plan.

(l)

“Incentive Stock Option” means any Stock Option intended to be and designated as an “incentive stock option” within the meaning of Section 422 of the Code.

(m)

“Nonqualified Stock Option” means any Stock Option that is not an Incentive Stock Option.

(n)

“Normal Retirement” means retirement from active employment with the Company or any Subsidiary on or after age 65.

(o)

“Other Stock-Based Award” means an award under Section 9, below, that is valued in whole or in part by reference to, or is otherwise based upon, Common Shares.

(p)

“Parent” means any present or future “parent corporation” of the Company, as such term is defined in Section 424(e) of the Code.

(q)

“Plan” means the China Natural Resources, Inc. 2014 Equity Compensation Plan, as hereinafter amended from time to time.

(r)

“Repurchase Value” shall mean the Fair Market Value in the event the award to be repurchased under Section 10.2 is comprised of shares of Common Shares and the difference between Fair Market Value and the Exercise Price (if lower than Fair Market Value) in the event the award is a Stock Option or Stock Appreciation Right; in each case, multiplied by the number of shares subject to the award.

(s)

“Restricted Stock” means Common Shares received under an award made pursuant to Section 7, below, that is subject to restrictions under said Section 7.

(t)

“SAR Value” means the excess of the Fair Market Value (on the exercise date) over the exercise price that the participant would have otherwise had to pay to exercise the related Stock Option, multiplied by the number of shares for which the Stock Appreciation Right is exercised.

(u)

“Stock Appreciation Right” means the right to receive from the Company, on surrender of all or part of the related Stock Option, without a cash payment to the Company, a number of shares of Common Shares equal to the SAR Value divided by the Fair Market Value (on the exercise date).

(v)

“Stock Option” or “Option” means any option to purchase Common Shares granted pursuant to the Plan.

(w)

“Stock Reload Option” means any option granted under Section 5.3 of the Plan.

(x)

“Subsidiary” means any present or future “subsidiary corporation” of the Company, as such term is defined in Section 424(f) of the Code.

ARTICLE II

2.

Administration.

2.1

Committee Membership.  The Plan shall be administered by the Board or a Committee. If the Board administers the Plan, the Committee shall refer to the Board. Committee members shall serve for such term as the Board may in each case determine, and shall be subject to removal at any time by the Board.  The Committee members, to the extent possible and deemed to be appropriate by the Board, shall be “non-employee directors” as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (“Exchange Act”), and “outside directors” within the meaning of Section 162(m) of the Code. If required, members of the Committee shall be “independent” within the meaning of the applicable standards of a national securities exchange.

2.2

Powers of Committee.  The Committee shall have full authority to award, pursuant to the terms of the Plan:  (i) Stock Options, (ii) Stock Appreciation Rights, (iii) Restricted Stock, (iv) Deferred Stock, (v) Stock Reload Options and/or (vi) Other Stock-Based Awards. For purposes of illustration and not of limitation, the Committee shall have the authority (subject to the express provisions of this Plan):

(a)

To select the officers, employees, directors and consultants of the Company or any Subsidiary to whom Stock Options, Stock Appreciation Rights, Restricted Stock, Deferred Stock, Reload Stock Options and/or Other Stock-Based Awards may from time to time be awarded hereunder;

(b)

To determine the terms and conditions, not inconsistent with the terms of the Plan, of any award granted hereunder (including, but not limited to, number of shares, share exercise price or types of consideration paid upon exercise of such options, such as other securities of the Company or other property, any restrictions or limitations, and any vesting, exchange, surrender, cancellation, acceleration, termination, exercise or forfeiture provisions, as the Committee shall determine);

(c)

To determine any specified performance goals or such other factors or criteria which need to be attained for the vesting of an award granted hereunder;

(d)

To determine the terms and conditions under which awards granted hereunder are to operate on a tandem basis and/or in conjunction with or apart from other equity awarded under this Plan and cash awards made by the Company or any Subsidiary outside of this Plan;

(e)

To permit a Holder to elect to defer a payment under the Plan under such rules and procedures as the Committee may establish, including the crediting of interest on deferred amounts denominated in cash and of dividend equivalents on deferred amounts denominated in Common Shares;

(f)

To determine the extent and circumstances under which Common Shares and other amounts payable with respect to an award hereunder shall be deferred that may be either automatic or at the election of the Holder; and

(g)

To substitute (i) new Stock Options for previously granted Stock Options, which previously granted Stock Options have higher option exercise prices and/or contain other less favorable terms, and (ii) new awards of any other type for previously granted awards of the same type, which previously granted awards are upon less favorable terms.

2.3

Interpretation of Plan.

(a)

Committee Authority.  Subject to Section 11, below, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall, from time to time, deem advisable, to interpret the terms and provisions of the Plan and any award under the Plan (and to determine the form and substance of all Agreements relating thereto), and to otherwise supervise the administration of the Plan.  Subject to Section 11, below, all decisions made by the Committee pursuant to the provisions of the Plan shall be made in the Committee’s sole discretion and shall be final and binding upon all persons, including the Company, its Subsidiaries and Holders.

(b)

Incentive Stock Options.  Anything in the Plan to the contrary notwithstanding, no term or provision of the Plan relating to Incentive Stock Options (including but limited to Stock Reload Options or Stock Appreciation rights granted in conjunction with an Incentive Stock Option) or any Agreement providing for Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Holder(s) affected, to disqualify any Incentive Stock Option under such Section 422.

ARTICLE III

3.

Stock Subject to Plan.

3.1

Number of Shares.  The total number of Common Shares reserved and available for issuance under the Plan shall be such number of shares as is equal to 20% of the total number of Common Shares outstanding from time-to-time.  No award under the Plan shall be invalidated by reason of a decrease in the number of outstanding Common Shares; provided that the award was made from shares validly available under the Plan at the time the award is made.

Common Shares under the Plan may consist, in whole or in part, of authorized and unissued shares or treasury shares.  If any Common Shares that have been granted pursuant to a Stock Option cease to be subject to a Stock Option, or if any Common Shares that are subject to any Stock Appreciation Right, Restricted Stock, Deferred Stock award, Reload Stock Option or Other Stock-Based Award granted hereunder are forfeited or any such award otherwise terminates without a payment being made to the Holder in the form of Common Shares, such shares shall again be available for issuance in connection with future grants and awards under the Plan.  If a Holder pays the exercise price of a Stock Option by surrendering any previously owned shares and/or arranges to have the appropriate number of shares otherwise issuable upon exercise withheld to cover the withholding tax liability associated with the Stock Option exercise, then the number of shares available under the Plan shall be increased by the lesser of (i) the number of such surrendered shares and shares used to pay taxes; and (ii) the number of shares purchased under such Stock Option.

3.2

Adjustment Upon Changes in Capitalization, Etc.  In the event of any merger, reorganization, consolidation, dividend (other than a cash dividend) payable on Common Shares, stock split, reverse stock split, combination or exchange of shares, or other extraordinary or unusual event occurring after the grant of an award which results in a change in the Common Shares of the Company as a whole, the Committee shall determine, in its sole discretion, whether such change equitably requires an adjustment in the terms of any award or the aggregate number of shares reserved for issuance under the Plan.  Any such adjustments will be made by the Committee, whose determination will be final, binding and conclusive.

ARTICLE IV

4.

Eligibility.

Awards may be made or granted to employees, officers, directors and consultants who are deemed to have rendered or to be able to render significant services to the Company or its Subsidiaries and who are deemed to have contributed or to have the potential to contribute to the success of the Company.  No Incentive Stock Option shall be granted to any person who is not an employee of the Company or a Subsidiary at the time of grant.

ARTICLE V

5.

Stock Options.

5.1

Grant and Exercise.  Stock Options granted under the Plan may be of two types:  (i) Incentive Stock Options and (ii) Nonqualified Stock Options.  Any Stock Option granted under the Plan shall contain such terms, not inconsistent with this Plan, or with respect to Incentive Stock Options, not inconsistent with the Plan and the Code, as the Committee may from time to time approve.  The Committee shall have the authority to grant Incentive Stock Options or Non-Qualified Stock Options, or both types of Stock Options which may be granted alone or in addition to other awards granted under the Plan.  To the extent that any Stock Option intended to qualify as an Incentive Stock Option does not so qualify, it shall constitute a separate Nonqualified Stock Option.

5.2

Terms and Conditions.  Stock Options granted under the Plan shall be subject to the following terms and conditions:

(a)

Option Term.  The term of each Stock Option shall be fixed by the Committee; provided, however, that an Incentive Stock Option may be granted only within the ten-year period commencing from the Effective Date and may only be exercised within ten years of the date of grant.

(b)

Exercise Price.  The exercise price per Common Shares purchasable under a Stock Option shall be determined by the Committee at the time of grant and may not be less than 100% of the Fair Market Value on the day of grant.

(c)

Exercisability.  Stock Options shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee and as set forth in Section 10, below.  If the Committee provides, in its discretion, that any Stock Option is exercisable only in installments, i.e., that it vests over time, the Committee may waive such installment exercise provisions at any time at or after the time of grant, in whole or in part, based upon such factors as the Committee shall determine.

(d)

Method of Exercise.  Subject to whatever installment, exercise and waiting period provisions are applicable in a particular case, Stock Options may be exercised in whole or in part at any time during the term of the Option, by giving written notice of exercise to the Company specifying the number of Common Shares to be purchased.  Such notice shall be accompanied by payment in full of the purchase price, which shall be in cash or, if provided in the Agreement, either in Common Shares (including Restricted Stock and other contingent awards under this Plan) or partly in cash and partly in such Common Shares, or such other means which the Committee determines are consistent with the Plan’s purpose and applicable law.  Cash payments shall be made by wire transfer, certified or bank check or personal check, in each case payable to the order of the Company; provided, however, that the Company shall not be required to deliver certificates for Common Shares with respect to which an Option is exercised until the Company has confirmed the receipt of good and available funds in payment of the purchase price thereof. Payments in the form of Common Shares shall be valued at the Fair Market Value on the date prior to the date of exercise.  Such payments shall be made by delivery of stock certificates in negotiable form that are effective to transfer good and valid title thereto to the Company, free of any liens or encumbrances.  Subject to the terms of the Agreement, the Committee may, in its sole discretion, at the request of the Holder, deliver upon the exercise of a Nonqualified Stock Option a combination of shares of Deferred Stock and Common Shares; provided that, notwithstanding the provisions of Section 8 of the Plan, such Deferred Stock shall be fully vested and not subject to forfeiture.  A Holder shall have none of the rights of a Stockholder with respect to the shares subject to the Option until such shares shall be transferred to the Holder upon the exercise of the Option.

(e)

Transferability.  Except as may be set forth in the Agreement, no Stock Option shall be transferable by the Holder other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Holder’s lifetime, only by the Holder (or, to the extent of legal incapacity or incompetency, the Holder’s guardian or legal representative).

(f)

Termination by Reason of Death.  If a Holder’s employment by the Company or a Subsidiary terminates by reason of death, any Stock Option held by such Holder, unless otherwise determined by the Committee at the time of grant and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of death may thereafter be exercised by the legal representative of the estate or by the legatee of the Holder under the will of the Holder, for a period of one year (or such other greater or lesser period as the Committee may specify at grant) from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is the shorter.

(g)

Termination by Reason of Disability.  If a Holder’s employment by the Company or any Subsidiary terminates by reason of Disability, any Stock Option held by such Holder, unless otherwise determined by the Committee at the time of grant and set forth in the Agreement, shall thereupon automatically terminate, except that the portion of such Stock Option that has vested on the date of termination may thereafter be exercised by the Holder for a period of one year (or such other greater or lesser period as the Committee may specify at the time of grant) from the date of such termination of employment or until the expiration of the stated term of such Stock Option, whichever period is the shorter.

(h)

Other Termination.  Subject to the provisions of Section 13.3, below, and unless otherwise determined by the Committee at the time of grant and set forth in the Agreement, if a Holder is an employee of the Company or a Subsidiary at the time of grant and if such Holder’s employment by the Company or any Subsidiary terminates for any reason other than death or Disability, the Stock Option shall thereupon automatically terminate.

(i)

Additional Incentive Stock Option Limitation.  In the case of an Incentive Stock Option, the aggregate Fair Market Value (on the date of grant of the Option) with respect to which Incentive Stock Options become exercisable for the first time by a Holder during any calendar year (under all such plans of the Company and its Parent and Subsidiary) shall not exceed $100,000.

(j)

Buyout and Settlement Provisions.  The Committee may at any time, in its sole discretion, offer to repurchase a Stock Option previously granted, based upon such terms and conditions as the Committee shall establish and communicate to the Holder at the time that such offer is made.

5.3

Stock Reload Option.  If a Holder tenders Common Shares to pay the exercise price of a Stock Option (“Underlying Option”), and/or arranges to have a portion of the shares otherwise issuable upon exercise withheld to pay the applicable withholding taxes, the Holder may receive, at the discretion of the Committee, a new Stock Reload Option to purchase that number of Common Shares equal to the number of shares tendered to pay the exercise price and the withholding taxes (but only if such shares were held by the Holder for at least six months).  Stock Reload Options may be any type of option permitted under the Code and will be granted subject to such terms, conditions, restrictions and limitations as may be determined by the Committee, from time to time.  Such Stock Reload Option shall have an exercise price equal to the Fair Market Value as of the date of exercise of the Underlying Option.  Unless the Committee determines otherwise, a Stock Reload Option may be exercised commencing one year after it is granted and shall expire on the date of expiration of the Underlying Option to which the Reload Option is related.

ARTICLE VI

6.

Stock Appreciation Rights.

6.1

Grant and Exercise.  The Committee may grant Stock Appreciation Rights to participants who have been, or are being granted, Stock Options under the Plan as a means of allowing such participants to exercise their Stock Options without the need to pay the exercise price in cash.  In the case of a Nonqualified Stock Option, a Stock Appreciation Right may be granted either at or after the time of the grant of such Nonqualified Stock Option.  In the case of an Incentive Stock Option, a Stock Appreciation Right may be granted only at the time of the grant of such Incentive Stock Option.

6.2

Terms and Conditions.  Stock Appreciation Rights shall be subject to the following terms and conditions:

(a)

Exercisability.  Stock Appreciation Rights shall be exercisable as shall be determined by the Committee and set forth in the Agreement, subject to the limitations, if any, imposed by the Code, with respect to related Incentive Stock Options.

(b)

Termination.  A Stock Appreciation Right shall terminate and shall no longer be exercisable upon the termination or exercise of the related Stock Option.

(c)

Method of Exercise.  Stock Appreciation Rights shall be exercisable upon such terms and conditions as shall be determined by the Committee and set forth in the Agreement and by surrendering the applicable portion of the related Stock Option.  Upon such exercise and surrender, the Holder shall be entitled to receive a number of Common Shares equal to the SAR Value divided by the Fair Market Value on the date the Stock Appreciation Right is exercised.

(d)

Shares Affected Upon Plan.  The granting of a Stock Appreciation Right shall not affect the number of Common Shares available under for awards under the Plan.  The number of shares available for awards under the Plan will, however, be reduced by the number of Common Shares acquirable upon exercise of the Stock Option to which such Stock Appreciation Right relates.

ARTICLE VII

7.

Restricted Stock.

7.1

Grant.  Shares of Restricted Stock may be awarded either alone or in addition to other awards granted under the Plan.  The Committee shall determine the eligible persons to whom, and the time or times at which, grants of Restricted Stock will be awarded, the number of shares to be awarded, the price (if any) to be paid by the Holder, the time or times within which such awards may be subject to forfeiture (“Restriction Period”), the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the awards.

7.2

Terms and Conditions.  Each Restricted Stock award shall be subject to the following terms and conditions:

(a)

Certificates.  Restricted Stock, when issued, will be represented by a stock certificate or certificates registered in the name of the Holder to whom such Restricted Stock shall have been awarded.  During the Restriction Period, certificates representing the Restricted Stock and any securities constituting Retained Distributions (as defined below) shall bear a legend to the effect that ownership of the Restricted Stock (and such Retained Distributions), and the enjoyment of all rights appurtenant thereto, are subject to the restrictions, terms and conditions provided in the Plan and the Agreement. Such certificates shall be deposited by the Holder with the Company, together with stock powers or other instruments of assignment, each endorsed in blank, which will permit transfer to the Company of all or any portion of the Restricted Stock and any securities constituting Retained Distributions that shall be forfeited or that shall not become vested in accordance with the Plan and the Agreement.

(b)

Rights of Holder.  Restricted Stock shall constitute issued and outstanding Common Shares for all corporate purposes.  The Holder will have the right to vote such Restricted Stock, to receive and retain all regular cash dividends and other cash equivalent distributions as the Board may in its sole discretion designate, pay or distribute on such Restricted Stock and to exercise all other rights, powers and privileges of a holder of Common Shares with respect to such Restricted Stock, with the exceptions that (i) the Holder will not be entitled to delivery of the stock certificate or certificates representing such Restricted Stock until the Restriction Period shall have expired and unless all other vesting requirements with respect thereto shall have been fulfilled; (ii) the Company will retain custody of the stock certificate or certificates representing the Restricted Stock during the Restriction Period; (iii) other than regular cash dividends and other cash equivalent distributions as the Board may in its sole discretion designate, pay or distribute, the Company will retain custody of all distributions (“Retained Distributions”) made or declared with respect to the Restricted Stock (and such Retained Distributions will be subject to the same restrictions, terms and conditions as are applicable to the Restricted Stock) until such time, if ever, as the Restricted Stock with respect to which such Retained Distributions shall have been made, paid or declared shall have become vested and with respect to which the Restriction Period shall have expired; (iv) a breach of any of the restrictions, terms or conditions contained in this Plan or the Agreement or otherwise established by the Committee with respect to any Restricted Stock or Retained Distributions will cause a forfeiture of such Restricted Stock and any Retained Distributions with respect thereto.

(c)

Vesting; Forfeiture.  Upon the expiration of the Restriction Period with respect to each award of Restricted Stock and the satisfaction of any other applicable restrictions, terms and conditions (i) all or part of such Restricted Stock shall become vested in accordance with the terms of the Agreement, subject to Section 10, below, and (ii) any Retained Distributions with respect to such Restricted Stock shall become vested to the extent that the Restricted Stock related thereto shall have become vested, subject to Section 10, below. Any such Restricted Stock and Retained Distributions that do not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Restricted Stock and Retained Distributions that shall have been so forfeited.

ARTICLE VIII

8.

Deferred Stock.

8.1

Grant.  Shares of Deferred Stock may be awarded either alone or in addition to other awards granted under the Plan. The Committee shall determine the eligible persons to whom and the time or times at which grants of Deferred Stock will be awarded, the number of shares of Deferred Stock to be awarded to any person, the duration of the period (“Deferral Period”) during which, and the conditions under which, receipt of the shares will be deferred, and all the other terms and conditions of the awards.

8.2

Terms and Conditions.  Each Deferred Stock award shall be subject to the following terms and conditions:

(a)

Certificates.  At the expiration of the Deferral Period [or the Additional Deferral Period referred to in Section 8.2 (d) below, where applicable], share certificates shall be issued and delivered to the Holder, or his legal representative, representing the number equal to the shares covered by the Deferred Stock award.

(b)

Rights of Holder.   A person entitled to receive Deferred Stock shall not have any rights of a Stockholder by virtue of such award until the expiration of the applicable Deferral Period and the issuance and delivery of the certificates representing such Common Shares.  The Common Shares issuable upon expiration of the Deferral Period shall not be deemed outstanding by the Company until the expiration of such Deferral Period and the issuance and delivery of such Common Shares to the Holder.

(c)

Vesting; Forfeiture.  Upon the expiration of the Deferral Period with respect to each award of Deferred Stock and the satisfaction of any other applicable restrictions, terms and conditions all or part of such Deferred Stock shall become vested in accordance with the terms of the Agreement, subject to Section 10, below.  Any such Deferred Stock that does not vest shall be forfeited to the Company and the Holder shall not thereafter have any rights with respect to such Deferred Stock.

(d)

Additional Deferral Period.  A Holder may request to, and the Committee may at any time, defer the receipt of an award (or an installment of an award) for an additional specified period or until a specified event (“Additional Deferral Period”).  Subject to any exceptions adopted by the Committee, such request must generally be made at least one year prior to expiration of the Deferral Period for such Deferred Stock award (or such installment).

ARTICLE IX

9.

Other Stock-Based Awards.

Other Stock-Based Awards may be awarded, subject to limitations under applicable law, that are denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Shares, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, purchase rights, Common Shares awarded which are not subject to any restrictions or conditions, convertible or exchangeable debentures, or other rights convertible into Common Shares and awards valued by reference to the value of securities of or the performance of specified Subsidiaries.  Other Stock-Based Awards may be awarded either alone or in addition to or in tandem with any other awards under this Plan or any other plan of the Company.  Each other Stock-Based Award shall be subject to such terms and conditions as may be determined by the Committee.

ARTICLE X

10.

Accelerated Vesting and Exercisability.

10.1

Non-Approved Transactions.  If any “person” [as such term is used in Sections 13(d) and 14(d) of the Exchange Act of 1934, as amended (“Exchange Act”)], is or becomes the “beneficial owner” (as referred in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 10% or more of the combined voting power of the Company’s then outstanding securities in one or more transactions, and the Board does not authorize or otherwise approve such acquisition, then the vesting periods of any and all Stock Options and other awards granted and outstanding under the Plan shall be accelerated and all such Stock Options and awards will immediately and entirely vest, and the respective holders thereof will have the immediate right to purchase and/or receive any and all Common Shares subject to such Stock Options and awards on the terms set forth in this Plan and the respective agreements respecting such Stock Options and awards.

10.2

Approved Transactions.  The Committee may, in the event of an acquisition of substantially all of the Company’s assets or at least 50% of the combined voting power of the Company’s then outstanding securities in one or more transactions (including by way of merger or reorganization) which has been approved by the Company’s Board of Directors, (i) accelerate the vesting of any and all Stock Options and other awards granted and outstanding under the Plan, and (ii) require a Holder of any award granted under this Plan to relinquish such award to the Company upon the tender by the Company to Holder of cash in an amount equal to the Repurchase Value of such award.

ARTICLE XI

11.

Amendment and Termination.

The Board may at any time, and from time to time, amend alter, suspend or discontinue any of the provisions of the Plan, but no amendment, alteration, suspension or discontinuance shall be made that would impair the rights of a Holder under any Agreement theretofore entered into hereunder, without the Holder’s consent.

ARTICLE XII

12.

Term of Plan.

12.1

Effective Date.  The Plan shall become effective at such time as it has been approved by the Company’s Board of Directors (the “Effective Date”), provided that (a) no option granted under the Plan may be exercised prior to the Plan being approved by holders of a majority of the outstanding voting securities of the Company (“Stockholder Approval”) and (b) in the event Stockholder Approval is not be obtained within twelve (12) months of the Effective Date, the Plan shall be unwound and all outstanding options shall be cancelled.

12.2

Termination Date.  Unless terminated by the Board, this Plan shall continue to remain effective for a period of ten (10) years from the Effective Date.

ARTICLE XIII

13.

General Provisions.

13.1

Written Agreements.  Each award granted under the Plan shall be confirmed by, and shall be subject to the terms, of the Agreement executed by the Company and the Holder.  The Committee may terminate any award made under the Plan if the Agreement relating thereto is not executed and returned to the Company within ten (10) days after the Agreement has been delivered to the Holder for his or her execution.

13.2

Unfunded Status of Plan.  The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payments not yet made to a Holder by the Company, nothing contained herein shall give any such Holder any rights that are greater than those of a general creditor of the Company.

13.3

Employees.

(a)

Engaging in Competition With the Company; Disclosure of Confidential Information.  If a Holder’s employment with the Company or a Subsidiary is terminated for any reason whatsoever, and within three months after the date thereof such Holder either (i) accepts employment with any competitor of, or otherwise engages in competition with, the Company or (ii) discloses to anyone outside the Company or uses any confidential information or material of the Company in violation of the Company’s policies or any agreement between the Holder and the Company, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any award that was realized or obtained by such Holder at any time during the period beginning on that date that is six months prior to the date such Holder’s employment with the Company is terminated.

(b)

Termination for Cause.  The Committee may, if a Holder’s employment with the Company or a Subsidiary is terminated for cause, annul any award granted under this Plan to such employee and, in such event, the Committee, in its sole discretion, may require such Holder to return to the Company the economic value of any award that was realized or obtained by such Holder at any time during the period beginning on that date that is six months prior to the date such Holder’s employment with the Company is terminated.

(c)

No Right of Employment.  Nothing contained in the Plan or in any award hereunder shall be deemed to confer upon any Holder who is an employee of the Company or any Subsidiary any right to continued employment with the Company or any Subsidiary, nor shall it interfere in any way with the right of the Company or any Subsidiary to terminate the employment of any Holder who is an employee at any time.

13.4

Investment Representations; Company Policy.  The Committee may require each person acquiring Common Shares pursuant to a Stock Option or other award under the Plan to represent to and agree with the Company in writing that the Holder is acquiring the shares for investment purposes, without a view to the distribution thereof.  Each person acquiring Common Shares pursuant to a Stock Option or other award under the Plan shall be required to abide by all policies of the Company in effect at the time of such acquisition and thereafter with respect to the ownership and trading of the Company’s securities.

13.5

Additional Incentive Arrangements.  Nothing contained in the Plan shall prevent the Board from adopting such other or additional incentive arrangements as it may deem desirable, including, but not limited to, the granting of Stock Options and the awarding of Common Shares and cash otherwise than under the Plan; and such arrangements may be either generally applicable or applicable only in specific cases.

13.6

Withholding Taxes.  Not later than the date as of which an amount must first be included in the gross income of the Holder for Federal income tax purposes with respect to any option or other award under the Plan, the Holder shall pay to the Company, or make arrangements satisfactory to the Committee regarding the payment of, any Federal, state and local taxes of any kind required by law to be withheld or paid with respect to such amount.  If permitted by the Committee, tax withholding or payment obligations may be settled with Common Shares, including Common Shares that are part of the award that gives rise to the withholding requirement.  The obligations of the Company under the Plan shall be conditioned upon such payment or arrangements and the Company or the Holder’s employer (if not the Company) shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Holder from the Company or any Subsidiary.

13.7

Governing Law.  The Plan and all awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the British Virgin Islands.

13.8

Other Benefit Plans.  Any award granted under the Plan shall not be deemed compensation for purposes of computing benefits under any retirement plan of the Company or any Subsidiary and shall not affect any benefits under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation (unless required by specific reference in any such other plan to awards under this Plan).

13.9

Non-Transferability.  Except as otherwise expressly provided in the Plan or the Agreement, no right or benefit under the Plan may be alienated, sold, assigned, hypothecated, pledged, exchanged, transferred, encumbered or charged, and any attempt to alienate, sell, assign, hypothecate, pledge, exchange, transfer, encumber or charge the same shall be void.

13.10

Applicable Laws.  The obligations of the Company with respect to all Stock Options and awards under the Plan shall be subject to (i) all applicable laws, rules and regulations and such approvals by any governmental agencies as may be required, including, without limitation, the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and (ii) the rules and regulations of any securities exchange on which the Common Shares may be listed.

13.11

Conflicts.  If any of the terms or provisions of the Plan or an Agreement conflict with the requirements of Section 422 of the Code, then such terms or provisions shall be deemed inoperative to the extent they so conflict with such requirements.  Additionally, if this Plan or any Agreement does not contain any provision required to be included herein under Section 422 of the Code, such provision shall be deemed incorporated herein and therein with the same force and effect as if such provision had been set out at length herein and therein.  If any of the terms or provisions of any Agreement conflict with any terms or provisions of the Plan, then such terms or provisions shall be deemed inoperative to the extent they so conflict with the requirements of the Plan.  Additionally, if any Agreement does not contain any provision required to be included therein under the Plan, such provision shall be deemed incorporated therein with the same force and effect as if such provision had been set out at length therein.

13.12

Non-Registered Stock.  The Common Shares to be issued under this Plan have not been, as of the Effective Date, registered under the Securities Act of 1933, as amended, or any applicable state or foreign securities laws and the Company has no obligation to any Holder to register the Common Shares or to assist the Holder in obtaining an exemption from the various registration requirements, or to list the Common Shares on a national securities exchange or any other trading or quotation system.

Initial Plan

Date Plan Approved by Board of Directors:

June 20, 2014

Date Plan Approved by Members:

July 21, 2014

Plan Amendments

Date Amendment Approved by Board of Directors	Date Amendment Approved by Members, if Necessary	Section Amended	Description of Amendment